UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Yucheng Technologies Limited

(Name of the Issuer)

Yucheng Technologies Limited

New Sihitech Limited

New Sihitech Acquisition Limited

Weidong Hong

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

CSOF FinTech Limited

CEL FinTech Limited

China Special Opportunities Fund III, L.P.

CSOF III GP Limited

Forebright Partners Limited

Windsor Venture Limited

China Everbright Limited

(Names of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

G98777108

(CUSIP Number)

Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9, 36

North Third Ring Road East, Dongcheng District,

Beijing 100013, People’s Republic of China

Attention: Nannan Lu

Facsimile: (86 10) 5913-7810

CSOF FinTech Limited
CEL FinTech Limited
China Special Opportunities Fund III, L.P.
CSOF III GP Limited
Forebright Partners Limited
Windsor Venture Limited
China Everbright Limited
46/F Far East Finance Centre
16 Harcourt Road
Hong Kong
(852) 2520-5125

Weidong Hong

New Sihitech Limited

New Sihitech Acquisitions Limited

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

c/o Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9, 36

North Third Ring Road East, Dongcheng District,

Beijing 100013, People’s Republic of China

Facsimile: (86 10) 5913-7810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West 23rd Floor 12 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China (86 10) 5920-1090	Andrew Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe 437 Madison Avenue - 40th Floor New York, New York 10022 (212) 907-7349

Peter X. Huang, Esq.

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

(86 10) 6535-5599

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$ 51,583,295	$7,035.96

* Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $3.90 for 13,226,486 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.0001364.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,911

Form or Registration No.: Schedule 13E-3

Filing Party: Yucheng Technologies Limited

Date Filed: August 24, 2012

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Yucheng Technologies Limited, a British Virgin Islands business company (the “Company”), the issuer of the registered ordinary shares, having no par value (each, a “share” and collectively, the “shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Weidong Hong, the chairman and chief executive officer of the Company (“Mr. Hong”); (c) Sihitech Company Limited, a British Virgin Islands business company wholly owned by Mr. Hong; (d) Hong Wu, the wife of Mr. Hong and an operational manager of the Company; (e) Yun Shi; (f) Dong Wang; (g) Steve Shiping Dai, the chief financial officer of the Company; (h) Rebecca B. Le, the wife of Mr. Steve Shiping Dai; (i) Chun Zheng, a senior vice president of the Company; (j) Xun Yang, a strategic account sales manager of the company; (k) Weihua Hong, a cousin of Mr. Hong and a sales officer of the Company; (l) Lijing Ren, a senior vice president of the Company; (m) Yanmei Wang, a vice president of the Company; (n) Danhui Ma, the wife of Xun Yang; (o) Xinmin Yu, an operational manager of the Company; (p) New Sihitech Limited, a British Virgin Islands business company (“Parent”), (q) New Sihitech Acquisition Limited, a British Virgin Islands business company and wholly owned subsidiary of Parent (“Merger Sub”), (r) CSOF FinTech Limited, (s) CEL FinTech Limited, (t) China Special Opportunities Fund III, L.P., (u) CSOF III GP Limited, (v) Forebright Partners Limited, (w) Windsor Venture Limited, and (x) China Everbright Limited. The Filing Persons, with the exception of CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited, and China Everbright Limited (collectively, the “Everbright Entities”, each, an “Everbright Entity”), and the Company, are collectively referred to in this Schedule 13E-3 as the “Buyer Group”.

On August 13, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger. Following the merger, the Company will be owned by Parent and the Rollover Shareholders (as defined below). Parent and Merger Sub are beneficially owned by Mr. Hong.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share, other than (a) the shares owned by Mr. Hong and his affiliate Sihitech Company Limited, which will be cancelled for no consideration (“Founder Shares”), (b) the shares owned by certain employees, officers and other shareholders of the Company, including Yun Shi, Dong Wang, Hong Wu, Weihua Hong, Steve Shiping Dai, Xun Yang, Chun Zheng, Lijing Ren, Yanmei Wang, Danhui Ma, Rebecca B. Le and Xinmin Yu (collectively, the “Rollover Shareholders”), which will remain outstanding and survive the merger (the “Rollover Shares”) and (c) any shares beneficially owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, as amended (the “BVI Business Companies Act”) (the “Dissenting Shares), will be cancelled in exchange for the right to receive $3.90 in cash without interest and net of any applicable withholding taxes. The Founder Shares will be cancelled for no consideration. The Rollover Shares will not receive any consideration and will remain outstanding following the merger. The Dissenting Shares will be cancelled for their appraised or other agreed value as described in more detail below.

The merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

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All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person. Unless stated expressly otherwise, all references to “the Buyer Group and the Everbright Entities doing certain things or acts” shall be construed as “the Buyer Group and the Everbright Entities separately and independently doing such things or acts”; and all references to “benefits, detriments, beliefs or things of the Buyer Group and the Everbright Entities” shall be construed as “the separate and independent benefits, detriments, beliefs or things of the Buyer Group and the Everbright Entities”.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)          Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)          Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)          Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)          Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e)          Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

(f)          Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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•	“Transactions in the Shares”

Item 3	Identity and Background of Filing Person

(a)          Name and Address. Yucheng Technologies Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each of the Company, Parent and Merger Sub”

(b)          Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each of the Company, Parent and Merger Sub”

(c)          Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each of the Company, Parent and Merger Sub”

Item 4	Terms of the Transaction

(a)-(1)    Material Terms —Tender Offers. Not applicable.

(a)-(2)    Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c)          Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Financing—Rollover Transactions”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Shareholder Vote Required to Approve the Merger Agreement”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)          Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—British Virgin Islands Business Companies Act, 2004 – Section 179”

(e)          Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)          Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)          Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b)          Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

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•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)          Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)          Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

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•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group and the Everbright Entities for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)          Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group and the Everbright Entities for the Merger”

(b)          Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group and the Everbright Entities as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group and the Everbright Entities for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)          Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group and the Everbright Entities for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

(d)          Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group and the Everbright Entities for the Merger”

•	“Special Factors—Effect of the Proposed Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

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•	“Material British Virgin Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)     Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group and the Everbright Entities as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group and the Everbright Entities as to the Fairness of the Merger”

•	“Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of ROTH Capital Partners, LLC. as the Independent Committee’s Financial Advisor”

(c)          Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Shareholder Vote Required to Approve the Merger Agreement”

(d)          Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of ROTH Capital Partners, LLC as the Independent Committee’s Financial Advisor”

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(e)          Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)          Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)          Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Roth, the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of ROTH Capital Partners, LLC as the Independent Committee’s Financial Advisor”

(b)          Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of Roth, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of ROTH Capital Partners, LLC as the Independent Committee’s Financial Advisor”

(c)          Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company or his, her or its representative who has been so designated in writing.

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Item 10	Source and Amount of Funds or Other Consideration

(a)          Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)          Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)          Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)          Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a)          Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)          Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

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Item 12	The Solicitation or Recommendation

(d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)          Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group and the Everbright Entities as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group and the Everbright Entities as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)          Financial Information. The audited financial statements of the Company for the two years ended December 31, 2010 and 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)          Pro Forma Information. Not applicable.

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Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)          Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)          Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each of the Company, Parent and Merger Sub”

Item 15	Additional Information

(b)          Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated _____, 2012.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 21, 2012.

(a)-(5) Press Release issued by the Company, dated June 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 1, 2012.

(a)-(6) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 13, 2012.

(b)-(1) Equity Commitment Letter, dated August 13, 2012, between Mr. Weidong Hong and Parent incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on August 15, 2012.

(b)-(2) Exchangeable Notes Subscription Agreement, dated August 13, 2012, by among Mr. Weidong Hong, CSOF FinTech Limited, CEL FinTech Limited and Parent, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on August 13, 2012.

(c)-(1) Opinion of ROTH Capital Partners, LLC, dated August 9, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Discussion Materials prepared by ROTH Capital Partners, LLC for discussion with the Independent Committee, dated August 9, 2012.

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(d)-(1) Agreement and Plan of Merger, dated as of August 13, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of August 13, 2012, by Mr. Weidong Hong in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on August 13, 2012.

(d)-(3) Contribution Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on August 13, 2012.

(d)-(4) Voting Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and certain of the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on August 13, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

13

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2012

Yucheng Technologies Limited

By:	/s/ Yingjun Li

Name:	Yingjun Li

Title:	Director

Sihitech Company Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

New Sihitech Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

New Sihitech Acquisition Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

By:	/s/ Weidong Hong

Name:	Weidong Hong

14

By:	/s/ Hong Wu

Name:	Hong Wu

By:	/s/ Yun Shi

Name:	Yun Shi

By:	/s/ Dong Wang

Name:	Dong Wang

By:	/s/ Steve Shiping Dai

Name:	Steve Shiping Dai

By:	/s/ Rebecca B. Le

Name:	Rebecca B. Le

By:	/s/ Chun Zheng

Name:	Chun Zheng

By:	/s/ Xun Yang

Name:	Xun Yang

By:	/s/ Weihua Hong

Name:	Weihua Hong

By:	/s/ Lijing Ren

Name:	Lijing Ren

By:	/s/ Yanmei Wang

Name:	Yanmei Wang

15

By:	/s/ Danhui Ma

Name:	Danhui Ma

By:	/s/ Xinmin Yu

Name:	Xinmin Yu

CSOF FinTech Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Director

CEL FinTech Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Special Opportunities Fund III, L.P.

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Director

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Director

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

16

Exhibit Index

(a)-(1) Proxy Statement of the Company dated _____, 2012.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 21, 2012.

(a)-(5) Press Release issued by the Company, dated June 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 1, 2012.

(a)-(6) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 13, 2012.

(b)-(1) Equity Commitment Letter, dated August 13, 2012, between Mr. Weidong Hong and Parent incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on August 15, 2012.

(b)-(2) Exchangeable Notes Subscription Agreement, dated August 13, 2012, by among Mr. Weidong Hong, CSOF FinTech Limited, CEL FinTech Limited and Parent, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on August 15, 2012.

(c)-(1) Opinion of ROTH Capital Partners, LLC, dated August 9, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Discussion Materials prepared by ROTH Capital Partners, LLC for discussion with the Independent Committee, dated August 9, 2012.

(d)-(1) Agreement and Plan of Merger, dated as of August 13, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of August 13, 2012, by Mr. Weidong Hong in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(3) Contribution Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(4) Voting Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and certain of the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on August 15, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

17